Dear Middleby Corporation Shareholder:

We are writing to urge you to vote for a shareholder proposal on The Middleby Corporation’s (Middleby) 2018 proxy statement regarding Corporate Sustainability or Environmental, Social, and Governance (ESG) Reporting. This document provides a detailed explanation for why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request The Middleby Corporation (Middleby) issue a report describing the company’s environmental, social, and governance (ESG) policies, quantitative performance metrics, and improvement targets, including a discussion of greenhouse gas (GHG) emissions management strategies and metrics. This report should be updated annually, be prepared at reasonable cost, and omit proprietary information.

Rationale for a yes vote:

1.	Middleby’s 2009 Sustainability Report is clearly outdated and does not accurately reflect its operations in 2018.
2.	Investors’ expectations and the field of sustainability reporting has evolved significantly since 2010; Middleby now stands out as a laggard.
3.	Middleby has not provided any disclosure on some key ESG topics such as climate change.
4.	Disclosure on the Company’s ESG policies, performance, and improvement targets could lead to financial benefits for Middleby and its shareholders.

Discussion

1.	Middleby’s 2009 Sustainability Report is clearly outdated and does not accurately reflect its operations in 2018.

In 2010, Middleby published its 2009 Sustainability Report (the 2009 Report; available at: http://phx.corporate-ir.net/phoenix.zhtml?c=85145&p=irol-govHighlights). Middleby has not updated this report since, nor has it provided an alternate discussion of its management of environmental, social, and governance (ESG) policies, performance, or improvement targets.

Middleby’s operations have changed significantly since the 2009 Report was published. Middleby’s net sales have more than tripled and the Company has acquired numerous businesses since 2010. Case in point, Middleby did not even have a Residential Kitchen business segment in 2010, a segment that now accounts for almost 30% of net sales (according to Middleby’s 2016 Annual Report).

As Middleby grows and evolves, its risk exposure changes and its environmental and social impacts grow along with it. Consequently, the Company should update its policies and practices geared toward management of ESG risks and impacts. Proponents are concerned that Middleby’s ESG policies and strategies are as out of date as it’s reporting, and therefore may be insufficient for managing the impacts, risks, and opportunities Middleby faces in 2018. As a result, investors are concerned that Middleby is inadequately protecting shareholder value.

2.	Investors’ expectations have changed as the field of sustainability reporting has evolved, leaving Middleby as a laggard.

Just as Middleby’s operations have changed since 2010, investors’ expectations around sustainability-related disclosures have changed as well. More companies than ever before are publishing sustainability reports – the Governance and Accountability Institute reports 82% of the S&P 500 published sustainability reports in 2016. Globally, 73% of 4,500 companies published ESG reports in 2015, according to KPMG.

This includes many companies that could be considered peers of Middleby. The proposal notes: “Assa Abloy, Barnes Group, Donaldson Company, Masco Corporation, Flowserve Corporation, Lennox International, and Lincoln Electric are examples of the numerous small industrial companies publishing sustainability metrics alongside qualitative supporting details.”

Perhaps the strongest signal that investors are interested in enhanced ESG disclosure from Middleby is this proposal received a 44.6% vote in 2017.

The following points demonstrate additional ways in which the field of sustainability reporting and investor interest in sustainability topics have grown since publication of Middleby’s 2009 Report.

•	The Sustainability Accounting Standards Boards (SASB) was established in 2011; it has since become a major source of information on ESG-related reporting.
•	The Financial Stability Board appointed a Task Force on Climate-related Financial Disclosures that in June 2017 published its widely circulated recommendations.
•	State Street Global Advisors states: “In their public reporting, we expect companies to disclose information on relevant management tools and material environmental and social performance metrics.”[1]
•	195 countries adopted a global goal to address climate change under the Paris Agreement of 2015.
•	GRI, SASB, and CDP, three common ESG reporting frameworks, have gone through multiple iterations of reporting guidelines since Middleby’s 2009 Report.
•
The Principles for Responsible Investment, which is backed by nearly 1,700 signatories with approximately $70 trillion in Assets under Management, pledges to seek “appropriate disclosure on ESG issues”.

•	650 investors with $87 trillion in assets support CDP, requesting disclosure on climate change, forests, or water.

Proponents believe updated disclosure from Middleby would be in shareholder’s best interest as the Company is not capitalizing on this well-established and commonplace business practice.

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1 State Street Global Advisors Global Proxy Voting and Engagement Principles. https://www.ssga.com/investment-topics/environmental-social-governance/2015/Proxy-Voting-and-Engagement-Principles.pdf

3.	Middleby has not provided any disclosure on some key ESG/sustainability topics such as climate change.

Even the outdated 2009 Report did not provide investors with substantive discussion on the Company’s management of many important ESG impacts, risks, and opportunities. For example, Middleby did not provide a discussion of its climate change policies, performance, strategies, or risk exposure in the 2009 Report. This is a huge concern for investors as it signifies the Company may not be mitigating its risk exposure or maximizing shareholder value as effectively as it could be.

Middleby claimed in its Opposition Statement to have published information on its commitment to energy efficiency in its 10-k. However, the Company’s 2016 10-k mentions energy efficiency only once in a list of 12 factors that it competes on. Asking investors to believe this constitutes a commitment to energy efficiency in its operations is a stretch.

This proposal also asks for Middleby to publish annual updates, a common practice that Middleby understands is important, but has not implemented. In its 2009 Report, the Company stated: “For the 2010 sustainability report [emphasis added], we expect to report energy efficiency improvements in more detail.” Even then, Middleby stated an expectation to publish an annual update. Yet Middleby claims in its Opposition Statement that it has provided extensive information regarding its ESG policies (referring to its 2009 Sustainability Report) as if reporting once was enough.

Providing updated and expanded ESG reporting, including a discussion of climate change policies and greenhouse gas (GHG) emissions reduction targets would help shareholders evaluate management’s handling of related risks and opportunities.

4.	Disclosure on the Company’s ESG policies, performance, and improvement targets could lead to financial benefits for Middleby and its shareholders.

Clearly Middleby is a laggard when it comes to disclosure of its management of ESG policies, performance, and improvement targets. While sustainability reporting is clearly something investors are interested in, reporting could unlock numerous other benefits for Middleby as well.  As noted in the proposal: “Transparent, substantive reporting allows companies to better integrate and capture value from existing sustainability efforts, identify gaps and opportunities in policies and practices, strengthen risk management programs, stimulate innovation, enhance company-wide communications, and recruit and retain employees.”

There is compelling evidence that shows companies with strong sustainability programs outperform peers financially. The University of Oxford and Arabesque Partners recently reviewed 200 studies on sustainability and corporate performance and concluded 90 percent of studies show “sound sustainability standards lower the cost of capital of companies” and 80 percent show “stock price performance of companies is positively influenced by good sustainability practices.”2 As it currently stands, proponents are concerned that Middleby is one of the peers that is being outperformed.

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2 Clark, Gordon L.; Feiner, Andreas; Viehs, Michael. “From the Stockholder to the Stakeholder.” University of Oxford and Arabesque Partners. March 2015.

The business case for managing climate change responsibly is also very convincing. In 2013, World Wildlife Fund (WWF) and CDP found 79% of the S&P 500 that responded to the CDP earned a higher return on investments intended to reduce GHG emissions than on overall capital investments. They also found investments in energy efficiency improvements earned an average return on investment of 196%, with an average payback period between two and three years.3 Middleby has not comprehensively reported whether it has GHG reduction or energy efficiency policies or programs in place, which leaves investors wondering if it is leaving money on the table that could otherwise be returned to shareholders or reinvested.

Furthermore, a study by the Society for Human Resource Management found employee morale was 55% better, loyalty 38% better, and workforce productivity 21% better in firms with strong sustainability programs.

For all of these reasons, investors are clearly interested in and have a justified expectation that Middleby disclose how it is managing ESG impacts and mitigating risk, thereby maximizing shareholder value.

Conclusion

Middleby does not provide up to date or comprehensive information on its management of important ESG issues that can present material financial risks and opportunities and impact shareholder value. Moreover, Middleby has not demonstrated that it is managing its ESG risks and impacts in a responsible way.

We urge you to vote for this proposal on Middleby’s 2018 proxy statement, to send a signal to Middleby’s leadership that shareholders value disclosure on how the Company is managing its ESG impacts, risks, and opportunities.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. The securities mentioned have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. A complete list of companies that are on Trillium’s ‘Buy List’ is available on request. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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3 WWF-US and CDP. “The 3% Solution.” https://www.worldwildlife.org/projects/the-3-solution. 2013.